Exhibit 16.1

KPMG AG Financial Services Räffelstrasse 28 CH-8045 Zurich	P.O. Box CH-8036 Zurich	Telephone +41 58 249 31 31 Fax +41 58 249 44 06 www.kpmg.ch

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 United States of America	Zurich, May 15, 2020

Ladies and Gentlemen:

We have read the “Change in Registrants’ Certifying Accountant” section in the Form F-3 dated May 15, 2020, of Credit Suisse Group AG, Credit Suisse AG and Credit Suisse (USA), Inc. and are in agreement with the statements contained in the second and fourth paragraphs on page 76 therein. We are not in a position to agree or disagree with other statements contained therein.

Sincerely yours

KPMG AG

/s/ Nicholas Edmonds	/s/ Corina Wipfler
Nicholas Edmonds	Corina Wipfler
Licensed Audit Expert	Licensed Audit Expert